SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           September 30, 2000
                          ------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                                       Commission File Number ______________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Pocahontas Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Pocahontas Bancorp, Inc.
                                203 West Broadway
                           Pocahontas, Arkansas 72455

                              SUMMARY ANNUAL REPORT

            FOR POCAHONTAS FEDERAL SAVINGS & LOAN ASSOCIATION 401(K)
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


     This is a summary of the annual report for the Pocahontas Federal Savings & Loan Association 401(k) Savings and Employee Stock Ownership Plan, EIN 71-0142782, Plan No. 001, for the period October 1, 1999 through September 30, 2000. The annual report has been filed with the U.S. Department of Labor's Pension and Welfare Benefits Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

     Benefits under the plan are provided through a trust fund. A total of 119 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

     The value of plan assets, was $4,962,794 as of September 30, 2000, compared to $4,739,225 as of October 1, 1999. The ESOP loan balance was $2,000,068 at September 30, 2000. The plan had a total net gain of $873,165, including employer contributions of $542,420, employee contributions of $21,526, distributions of $(437,315), ESOP Loan interest of $(158,829), and net investment earnings of $905,363.

     The employer contribution of $542,420 was applied toward the interest and principal payments on the ESOP loan. As a result of these payments 41,130 shares of common stock were released from the ESOP suspense accounts and were allocated to participant accounts.

                      Your Rights To Additional Information

     You have the right to receive a copy of the full annual report. To obtain a copy of the full annual report, or any part thereof, write or call Pocahontas Federal Savings & Loan Association, 203 W. Broadway, Pocahontas, AR 72455, (870) 892-4595.

     You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

     You also have the legally protected right to examine the annual report at the main office of the plan (Pocahontas Federal Savings & Loan Association, 203
W. Broadway, Pocahontas, AR 72455) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to:
Public Disclosure Room, Room N-5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                POCAHONTAS FEDERAL SAVINGS AND LOAN ASSOCIATION 401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN




Date:    March 28, 2001         By:      /s/ James A. Edington
                                         ---------------------
                                         James A. Edington
                                         President and Chief Executive Officer